UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 9, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	98-0377957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200, 425 — 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2  of this Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-10 (File No. 333-198566) of Enbridge Inc. and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	December 9, 2016	By:	/s/ Tyler W. Robinson
Tyler W. Robinson
Vice President & Corporate Secretary

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Exhibit Index

Exhibit No.

99.1	Consent of McCarthy Tétrault LLP.
99.2	Consent of Osler, Hoskin & Harcourt LLP.

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